PacifiCorp Receives Federal Trade Commission Approval to Proceed With Acquisition of TPC

PORTLAND, Ore. -- PacifiCorp Holdings, Inc., a wholly-owned subsidiary of PacifiCorp, received on March 24 early termination of the waiting period under the Hart-Scott-Rodino Antitrust Act, enabling it to proceed with the acquisition of Houston-based TPC Corporation.

PacifiCorp announced the pending acquisition of TPC, a natural gas gathering, processing, storage and marketing company on March 12. A cash tender offer commenced March 18 to purchase all outstanding shares of TPC common stock for $13.41 per share. The merger and tender offer were subject to the conditions of the Hart-Scott-Rodino Antitrust Act, and termination of the waiting period by the Federal Trade Commission represents significant progress in the completion of the transaction.

The successful completion of the tender offer is the final step in the transaction. The tender offer is conditioned upon the tender of at least a majority of TPC's outstanding shares, and is currently scheduled to expire on April 14, 1997.